UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No.   )

FIVE STAR PRODUCTS, INC.
(Name of Subject Company)

FIVE STAR PRODUCTS, INC.
(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko
Senior Vice President, Finance,
Secretary and Treasurer
Five Star Products, Inc.
10 East 40th Street, Suite 3110
New York, New York 10016
(646) 742-1699
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311
(212) 297-5800

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FORWARD-LOOKING STATEMENTS

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Company’s performance are set forth in reports and documents filed by the Company with the SEC.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the tender offer by NPDV Acquisition Corp., a Delaware corporation (“NPDV Acquisition Corp.”) and wholly owned subsidiary of National Patent Development Corporation, a Delaware corporation (“National Patent”), to purchase all of the outstanding common shares, par value $0.01 per share (the “Shares”), of Five Star, Inc., a Delaware corporation (“ Five Star” or the “Company”), not owned by NPDV Acquisition Corp. at $0.40 per share, net to the seller in cash, without interest thereon (and less any amounts required to be deducted and withheld under applicable law), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 24, 2008, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as exhibits to a combined Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO filed by NPDV Acquisition Corp. and National Patent with the Securities and Exchange Commission (the “SEC”) on July 24, 2008 (as amended and supplemented from time to time, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”

This Solicitation/Recommendation Statement also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008, as may be amended from time to time, by and among National Patent, NPDV Acquisition Corp. and Five Star (the “Tender Offer Agreement”). The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, wholly-owned by National Patent.

ITEM 1.	SUBJECT COMPANY INFORMATION

(a) Name and Address.  The name of the subject company is Five Star Products, Inc., a Delaware corporation (“Five Star” or the “Company”), which has its principal executive offices at 10 East 40th Street, Suite 3110, New York, New York 10016; its phone number is (646) 742-1600.

(b) Securities.  The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of July 22, 2008, there were 23,842,577 Shares outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address.  The Company is the subject company and the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

Reference is also made to the information set forth under Special Factors – Section 1 (“Certain Relationships Between Five Star, National Patent and NPDV Acquisition Corp.”) and The Tender Offer – Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) and under Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation, NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference.

(d) Tender Offer.  This Statement relates to the Offer by NPDV Acquisition Corp. to purchase all of the outstanding Shares of the Company that are not owned by NPDV Acquisition Corp. NPDV Acquisition Corp. has offered to pay $0.40 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Tender Offer Agreement, the Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto. NPDV Acquisition Corp. filed the Schedule TO with the SEC on July 24, 2008. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Tender Offer Agreement, by and among National Patent, NPDV Acquisition Corp. and Five Star, subject to the conditions contained therein which provides for the making of the Offer by NPDV Acquisition Corp. The Tender Offer Agreement provides that, subject to the terms and conditions set forth therein, following the Offer, Purchaser will merge with and into the Company (the “Merger”), and the Company will become a wholly owned subsidiary of National Patent. At the effective time of the Merger, any Shares remaining outstanding following the consummation of the Offer, other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries or by stockholders who have validly perfected their appraisal rights under Delaware law, will be converted into the right to receive the Offer Price (or such higher price per share paid in the Offer). Shares held by National Patent or NPDV Acquisition Corp. will be automatically cancelled and retired.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by Delaware law, the approval and adoption of the Tender Offer

Agreement and the transactions contemplated therein by the affirmative vote of the Company stockholders holding a majority of the outstanding Shares. NPDV Acquisition Corp. currently holds and, following the consummation of the Offer, will hold at least a majority of the outstanding Shares entitled to vote and, as such, will have sufficient voting power to adopt the Tender Offer Agreement without the vote of any other stockholder. NPDV Acquisition Corp. will vote all of its shares in favor of the Merger and thus approval will be assured. If NPDV Acquisition Corp. holds at least 90% of the outstanding Shares after the Offer, then under § 253 of the Delaware General Corporation Law (“DGCL”), a stockholder vote will not be required in order to effect the Merger. A summary of the Tender Offer Agreement is set forth under Special Factors—Item 8 (“The Tender Offer Agreement”) in the Offer to Purchase and is incorporated herein by reference.

On June 26, 2008, NPDV Acquisition Corp. announced its intention to make the Offer, and on July 24, 2008, made the Offer by sending the Offer to Purchase to our stockholders and by filing the Offer to Purchase with the SEC as Exhibit (a)(1)(i) to the Schedule TO.

The principal executive offices of National Patent and NPDV Acquisition Corp. are located at 10 East 40th Street, Suite 3110, New York, New York 10016; and the phone number is (646) 742-1600. National Patent has indicated that NPDV Acquisition Corp. was incorporated in May 2008 for the purpose of acquiring an equity interest in Five Star. All outstanding shares of the capital stock of NPDV Acquisition Corp. are wholly owned by National Patent.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Item 3, or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) National Patent, NPDV Acquisition Corp. or their respective executive officers, directors or affiliates.

In considering the recommendation of the board of directors of the Company (the “Board of Directors” or the “Board”) and of the special committee of the Board comprised of Mr. Carll Tucker, the independent director of the Board (the “Special Committee”), with respect to the Offer, the Merger, and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the sections of the Offer to Purchase that are incorporated herein by reference that may present them with potential conflicts of interest. The Board of Directors and the Special Committee were aware of such interests and any potential or actual conflicts of interest and considered them along with other matters described below in this Statement under Item 4—The Solicitation or Recommendation.

Certain Relationships between Five Star, National Patent and NPDV Acquisition Corp.  Certain directors and/or executive officers of National Patent and NPDV Acquisition Corp. are directors and/or executive officers of Five Star, as follows:

•	Harvey P. Eisen serves as Chairman of the Board, President and Chief Executive Officer of National Patent. Mr. Eisen is also a director of Five Star.

•	John C. Belknap serves as a director and Vice President of National Patent and as a director and President of NPDV Acquisition Corp. Mr. Belknap also is President, Chief Executive Officer and Chairman and a director of Five Star.

•	Ira J. Sobotko serves as Vice President, Chief Financial Officer, Secretary and Treasurer of National Patent (and is its principal financial officer and principal accounting officer) and is Secretary and Treasurer of NPDV Acquisition Corp. Mr. Sobotko also is Senior Vice President, Finance, Secretary and Treasurer of Five Star (and is its principal financial officer).

Tender Offer Agreement.  The summary of the Merger Agreement contained under Special Factors—Section 8 (“The Tender Offer Agreement”) and the description of the conditions of the Offer under The Tender Offer—Section 1 (“Terms of the Offer”) in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Offer Agreement.

Other Material Agreements Between Five Star and National Patent.  The Company has entered into the following material agreements and arrangements with National Patent.

Loan to Five Star.  In connection with the separation of National Patent and its parent, GP Strategies Corporation (“GP Strategies”), on November 24, 2004 through a pro-rata distribution of 100% of the outstanding common stock of National Patent to the stockholders of GP Strategies, National Patent received (i) a majority interest in Five Star common stock and (ii) 100% of the common stock of JL Distributors, Inc. (“JL Distributors”) whose sole asset was an unsecured note (the “JL Note”) payable by Five Star Group, Inc. a wholly-owned subsidiary of Five Star, to JL Distributors. As discussed in greater detail in Schedule C (“Terms of Specific Agreements - Loan to Five Star”) in the Offer to Purchase, the JL Note has been extended three times by National Patent (the “Extended JL Note”) and was amended to include a conversion feature such that the holder of the Extended JL Note, at its option, could convert the principal of the Extended JL Note, and any accrued interest, into shares of Five Star’s common stock at a fixed conversion price of $0.40 per share. On July 16, 2008 the Extended JL Note was transferred from JL Distributors to NPDV Acquisition Corp., pursuant to which NPDV Acquisition Corp. became the payee under the Extended JL Note; and on July 21, 2008 the Extended JL Note was converted by NPDV Acquisition Corp. into 7,000,000 shares of Five Star common stock.

Additional information regarding the Extended JL Note is set forth in Special Factors—Section 2 (“National Patent’s Past Contacts, Transactions, Negotiations and Agreements with Five Star”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase and is incorporated herein by reference.

Tax Sharing Agreement.  Five Star entered into a tax sharing agreement with GP Strategies, dated as of February 1, 2004, that was assigned to National Patent when it was spun off from GP Strategies pursuant to which (once Five Star becomes a member of an affiliated group) Five Star would make tax sharing payments to National Patent equal to 80% of the amount of taxes Five Star would have paid if Five Star had filed separate consolidated tax returns, but did not pay as a result of being included in National Patent’s affiliated group. This agreement went into effect upon conversion of the Extended JL Note. Additional information regarding the Tax Sharing Agreement is set forth in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase and is incorporated herein by reference.

Services to Five Star.  Since 2004, National Patent has provided legal, tax, public and investor relations, insurance and employee benefit administration services to Five Star pursuant to a management services agreement for fees which were $40,000 per month from April 2007 to December 31, 2007, which included $17,000 and $11,000 per month for the services of John C. Belknap and Ira J. Sobotko, respectively. In addition, Five Star reimbursed National Patent for $16,666 per month for Jerome Feldman’s services to Five Star through May of 2007. In addition, National Patent incurred certain expenses on behalf of Five Star, primarily involving insurance, legal and other professional expenses. Five Star reimbursed National Patent for such expenses, which amounted to approximately $561,000 and $208,000 for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. The management services agreement was renewed for 2008. The fee for the three months ended March 31, 2008 was $40,000 per month. Additional information regarding the services provided to Five Star is set forth in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

Material Agreements between Five Star and National Patent and Their Respective Directors and Executive Officers.  The Company and National Patent have entered into material agreements with their respective executive officers and directors. As described below, certain of these agreements were entered into in connection with the execution of the Tender Offer Agreement and provide for payments to be made to the parties thereto as consideration for the cancellation of certain outstanding equity awards held by them (collectively, the “Letter Agreements”). Each of the following Letter Agreements will terminate if the Merger is not consummated by December 31, 2008.

On June 26, 2008, Five Star and National Patent entered into letter agreements with Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven and Ira Sobotko pursuant to which each will receive a cash payment promptly following the completion of the Merger (or such earlier date as selected by Five Star) as consideration for his agreement not to exercise certain outstanding stock options previously granted to him and for past and future services rendered to the Company. The following list sets forth the number of options held by each person and the purchase price to be received by each person (subject to reduction for withholding taxes), respectively: Sherman, 400,000 options, $32,000; Kampner, 200,000 options, $6,000; Dawson, 125,000 options, $10,000; Leven, 125,000 options, $10,000; Sobotko, 125,000 options, $4,375.

Five Star and National Patent also entered into a letter agreement with John C. Belknap pursuant to which 667,000 unvested shares of restricted stock previously granted to Mr. Belknap will be forfeited. As consideration for the cancellation of these unvested shares, and in consideration for past and future services, Mr. Belknap will receive a purchase price of $120,034 (subject to reduction for withholding taxes) promptly following completion of the Merger (or such earlier date as selected by Five Star).

Additional information regarding the directors and executive officers of the Company and National Patent and the material agreements to which they are a party can be found in Schedule A (“Information Concerning the Directors and Executive Officers of Five Star Products, Inc., National Patent Development Corporation and NPDV Acquisition Corp.”) and Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

Consideration Payable Pursuant to the Offer and Merger; Certain Interests of Company Directors and Management.  Some of Five Star’s, National Patent’s and NPDV Acquisition Corp.’s current directors and executive officers own equity securities of Five Star. The following tables and footnotes set forth the beneficial ownership, as of July 22, 2008, of the equity interests in Five Star common stock held by each such person. There were 23,842,577 shares of Five Star common stock issued and outstanding on July 22, 2008.

Security Ownership by National Patent and NPDV Acquisition Corp.’s
Directors and Executive Officers

	Amount and Nature of
Name	Beneficial Ownership	Percent of Class
Harvey P. Eisen	0	*
John C. Belknap	333,000	1.40%
Talton R. Embry	0	*
Scott N. Greenberg	0	*
Lawrence G. Schafran	0	*
Ira J. Sobotko	42,250 (1)	*
Directors and executive officers as a group (6 persons)	375,250	1.57%

*	The number of shares owned is less than one percent of the outstanding shares.

(1)	41,625 of the shares of Five Star common stock reflected above for Mr. Sobotko are covered by options exercisable within 60 days of July 22, 2008, all of which are currently exercisable.

Security Ownership by Five Star’s Directors and Executive Officers

	Amount and Nature of
Name	Beneficial Ownership	Percent of Class
Harvey P. Eisen	0	*
John C. Belknap	333,000	1.40%
Ira J. Sobotko	42,250 (1)	*
Bruce Sherman	133,200 (2)	*
Carll Tucker	0	*
Directors and executive officers as a group (5 persons)	508,450	2.12%

*	The number of shares owned is less than one percent of the outstanding shares.

(1)	41,625 of the shares of Five Star common stock reflected above for Mr. Sobotko are covered by options exercisable within 60 days of July 22, 2008, all of which are currently exercisable.

(2)	Represents options to purchase 133,200 shares of Company common stock, all of which are currently exercisable.

The following table sets forth the number of shares of common stock beneficially owned as of July 22, 2008 by each person who is known by Five Star to own beneficially more than five percent of Five Star’s outstanding common stock other than executive officers or directors of Five Star.

Principal Stockholders

Name and Address	Amount and Nature of
of Beneficial Owner	Beneficial Ownership	Percent of Class
NPDV Acquisition Corp.	19,619,078	82.29%

If the directors and executive officers of the Company or National Patent were to tender any shares of Common Stock they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As described in The Tender Offer—Section 6 (“Certain Information Regarding Five Star, National Patent and NPDV Acquisition Corp.”) in the Offer to Purchase, which is incorporated herein by reference, to the extent known by the Company, National Patent, and NPDV Acquisition Corp., the only executive officers, directors or affiliates who intend to tender Shares in the Offer are John C. Belknap and Ira J. Sobotko, each of whom intends to make such tender, and if necessary, vote such Shares in favor of the approval of the Tender Offer Agreement.

All other equity interests reflected above in the tables are subject to the terms of the Letter Agreements described above in this section.

The current directors and executive officers of Five Star will continue to serve as the directors and executive officers of Five Star following the Merger, except for Mr. Carll Tucker who will resign effective on or about the date of closing of the Merger.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

(a)	Solicitation or Recommendation.

Five Star’s Special Committee, after careful consideration and consultation with the Special Committee’s financial and legal advisers, and based on the Special Committee’s consideration of the past and anticipated future business and financial results of Five Star, the advantage to Five Star operating as a wholly-owned, rather than a majority-owned, subsidiary of National Patent, and the Burnham fairness opinion, has determined that it is fair and in the best interests of the Company’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger. Five Star’s Board of Directors, after careful consideration and consultation with the Company’s financial and legal advisers, has unanimously (i) approved and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) determined that the terms of the Tender Offer Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Five Star and the stockholders of Five Star. Accordingly, the Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer and, if necessary, approve the Tender Offer Agreement.

(b)	Reasons.

Background of the Offer.

Between May and June of 2007 counsel to National Patent developed various transaction structures which would have the end result of Five Star becoming a wholly-owned subsidiary of National Patent. The various transaction structures were discussed by management of National Patent in the context of an acquisition transaction then under consideration. On July 30, 2007 the Board of Directors of National Patent formed a special committee to consider a possible tax-free stock for stock merger pursuant to which Five Star would become a wholly-owned subsidiary of National Patent. Among the factors considered in considering this proposal were the following:

•	The elimination of costs associated with Five Star operating as a public company.

•	The more complete alignment of interests of National Patent with those of Five Star.

•	The improvement of exchange listing possibilities by deepening the stockholder base and increasing the market capitalization for National Patent through addition of Five Star minority stockholders.

•	The benefits of potential tax consolidation of the entities and associated potential tax benefits of the combined entity.

•	The increase in flexibility with respect to financing activities of National Patent and Five Star.

•	The simplified management structure of a single entity.

•	The concern that Five Star equity would not likely be accepted as “acquisition currency” as long as National Patent remained a controlling stockholder.

On August 8, 2007 the Board of Directors of Five Star formed a Special Committee to consider the above transaction. On August 22, 2007 the special committee of National Patent held an initial meeting to appoint counsel, interview bankers and consider the role, duty and fiduciary responsibility of the special committee.

Between September and October of 2007 complexities related to the appropriate valuation of the two entities and Five Star’s desire to proceed with the consideration of a potential acquisition transaction (which could not be efficiently completed concurrently with the proxy process and other securities law related activities required to complete the merger transaction) resulted in an abandonment of further consideration of the stock for stock merger. On November 2, 2007 the special committee of National Patent recognized the decision of both National Patent and Five Star to abandon the merger process and ceased active consideration of the transaction.

On April 10, 2008 the Board of Directors of National Patent authorized National Patent management to explore with Five Star a cash tender for all of the Shares followed by a cash merger which would result in Five Star being a wholly-owned subsidiary of National Patent and requested that they report back to the Board of Directors. The Board of Directors of National Patent declared that there existed no need for a special committee of the Board of Directors of National Patent due to the fact that the new proposed transaction would be substantially less complex than a stock for stock merger. Among the rationale for proceeding with the consideration of a cash transaction (as opposed to the stock merger considered in 2007) were the potential for a stock for stock merger to result in a large number of stockholders holding a very small number of shares in National Patent, the dilution effect of a stock for stock merger, limits on the reinvestment options of Five Star stockholders receiving stock instead of cash, the disincentive to use National Patent stock in an acquisition transaction if its stock is believed to be undervalued, the greater return from increased ownership of Five Star, the reduction of risk to Five Star stockholders in a cash offer, and potentially reduced transaction time and cost.

On April 21, 2008 the Board of Directors of Five Star requested that its Special Committee engage in discussions with National Patent with respect to the potential for a cash tender offer and merger, and it reaffirmed and expanded the authority of the Committee as originally established in August 2007. In connection with this request, on April 23, 2008 the Five Star Special Committee engaged legal counsel, considered the role, duty and fiduciary responsibility of the Committee and appointed Burnham Securities Inc. (“Burnham Securities” or “Burnham”) as the Special Committee’s financial advisor subject to the negotiation and execution of a satisfactory engagement letter. On April 24, 2008 the Special Committee signed an engagement letter with Burnham Securities to act as financial advisor to the Committee.

On May 9, 2008 the Board of Directors of National Patent and the Five Star Special Committee and Board tentatively called meetings for May 15 and 16 to consider the potential cash tender offer and merger. On May 13, 2008 discussions regarding the cash tender offer and merger were suspended at the recommendation of National Patent management. On June 16, 2008 the Board of Directors of National Patent revisited the Five Star proposal and authorized management to continue negotiations with the Special Committee on the cash tender offer and merger transaction.

On June 19, 2008 the Special Committee met to review the draft Tender Offer Agreement, discuss certain provisions thereof with counsel including a decision that requesting National Patent to add a “majority of the minority” approval provision in the Tender Offer Agreement would not be in the best interests of the Five Star public stockholders and direct that counsel submit comments on the Agreement to representatives of National Patent. Burnham Securities Inc. was also present for a portion of the meeting at which time their representatives reviewed with the Committee a draft fairness opinion.

On June 20, 2008 the Special Committee met to review agreements relating to equity awards held by officers and directors of Five Star. The letter agreements proposed that such officers and directors of Five Star would agree to, among other things, (i) not exercise outstanding options to purchase Five Star common stock through Closing and (ii) relinquish all rights under existing equity award agreements with Five Star. As consideration for these agreements not to exercise, the cancellation of the outstanding options and the termination of the option agreements, and in consideration for past and future services rendered by and to be rendered by each such officer and director to Five Star, such officers and directors would receive a payment promptly following the completion of the Merger. The presentation to the Special Committee included a presentation by Mr. Sobotko on the methodology utilized to identify the proposed consideration as set forth in the draft letter agreements. After discussions with counsel regarding the terms of the letter agreements and their context in light of the terms and conditions of the Tender Offer Agreement, the Special Committee took action to approve the letter agreements.

On June 26, 2008 the Board of Directors of National Patent and the Board of Directors and Special Committee of Five Star met separately and reviewed and approved the Tender Offer Agreement as presented at each of said meetings, the Offer, the Merger and the transactions contemplated thereby. The Special Committee determined that the Burnham fairness opinion was satisfactory in form and substance and Burnham delivered its fairness opinion to the Special Committee and Five Star.

In early June 2008, prior to the announcement of the Offer, National Patent management was contacted by a third party to arrange an informal meeting to discuss general business matters. A meeting was scheduled for early July 2008 and occurred subsequent to the announcement of the Offer. At the meeting, the third party expressed to management an interest in exploring an acquisition of Five Star, and subsequently orally communicated a highly tentative preliminary indication of interest in the potential price range of $0.45 to $0.48 per share, subject to a full due diligence review. This informal indication of interest did not contemplate the potential dilutive effect of the conversion of the JL Note or the acceleration of restricted stock and stock options upon a change in control. Management determined that the matter was not worth pursuing and terminated further communication.

On July 16, 2008, the Special Committee met to discuss the indication of interest and determined that it did not constitute a Superior Proposal (as defined in the Tender Offer Agreement; see Special Factors—Section 8 (“The Tender Offer Agreement”) in the Offer to Purchase) because it (i) was not in writing, (ii) was based on incomplete information, (iii) was subject to due diligence, (iv) provided no information about the ability of the third party to finance the acquisition of Five Star, and (v) could not be consummated without the approval of National Patent, which had indicated it was not interested in pursuing it. The Special Committee then reaffirmed its determination that it is fair and in the best interests of Five Star’s unaffiliated stockholders to consummate the Offer and Merger.

Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors

Retention of Burnham Securities Inc.

Burnham acted as financial advisor to the Special Committee of the Board of Directors of Five Star in connection with the transaction and received a fee for its services, a substantial portion of which was contingent upon the rendering of the opinion (but not on the conclusions reached in the opinion). In the two years prior to the date hereof, Burnham has provided financial advisory services to the independent director of Five Star and received fees in connection with such services. Burnham may also seek to provide services to Five Star and National Patent in the future and would expect to receive fees for such services.

Pursuant to the terms of an engagement letter dated April 24, 2008, the Special Committee formally retained Burnham to render an opinion as to the fairness, from a financial point of view, to the stockholders of Five Star (other than National Patent and NPDV Acquisition Corp.) consideration to be received by Five Star stockholders in the Offer and Merger. The Special Committee retained Burnham based on Burnham’s qualifications, experience and expertise including Burnham’s experience in the valuation of businesses of Five Star’s size and their experience in providing independent financial opinions to special committees. Burnham is a nationally recognized firm. As part of Burnham’s investment banking activities,

Burnham regularly engages in the valuation of businesses and their securities in connection with tender offers and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate financings and other purposes. Pursuant to Burnham’s engagement letter, Five Star agreed to pay Burnham a fee of $125,000 in respect of Burnham’s fairness opinion, payable $50,000 upon signing of the engagement letter and $75,000 if and when the opinion was rendered. Five Star also agreed to reimburse Burnham for out-of-pocket expenses and disbursements, including reasonable counsel fees.

The engagement letter contains terms in which Five Star agrees to indemnify Burnham and each of its affiliates, officers, directors, employees, agents, counsel and controlling persons, against certain liabilities and expenses arising out of its engagement. Neither Five Star nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors

The Special Committee retained Burnham to act as its financial advisor and to render to the Special Committee and the Board of Directors of Five Star an opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of Five Star, other than National Patent and its subsidiaries, in the Offer and the Merger.

Burnham delivered to the Special Committee, on June 26, 2008, its opinion.

For purposes of the opinion, Burnham:

•	reviewed certain publicly available financial statements and other business and financial information of Five Star;

•	reviewed certain internal financial statements and other financial and operating data concerning Five Star;

•	reviewed certain financial projections prepared by management of Five Star;

•	discussed the past and current operations and financial condition and the prospects of Five Star with senior executives of Five Star;

•	reviewed the limited trading in Five Star’s common stock and Five Star’s comparatively small market capitalization;

•	compared the market prices and trading history of Five Star’s common stock with those of certain other publicly-traded companies that Burnham deemed relevant (as reported by reliable information sources);

•	reviewed the financial terms and premiums paid, to the extent publicly available, of certain other transactions;

•	considered Five Star’s prospects if it were to remain independent (as well as the risks involved in achieving those prospects);

•	reviewed drafts of the Tender Offer Agreement as they became available; and

•	performed such other analyses and considered such other factors as we have deemed appropriate.

The full text of the written opinion and report of Burnham, dated June 26, 2008, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit (a)(5)(i) to this Schedule 14D-9 and is incorporated herein by reference. This summary of Burnham’s opinion is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to, and should, read carefully such opinion in its entirety.

In delivering its opinion to the Special Committee and Five Star Board of Directors, Burnham prepared and delivered to the Special Committee and Five Star Board of Directors written materials containing various analyses and other information material to the opinion.

Historical Share Price Performance and Relevant Transaction

Burnham reviewed the trading history of the Shares. Burnham observed that the low and high trading prices of Five Star common stock in the 52 weeks prior to June 24, 2008 were $0.28 and $0.94, respectively and that the closing price on June 24, 2008 was $0.30.

Burnham also noted that in March 2008, Leslie Flegel resigned as director and Chairman of the Board of Five Star and as a director of National Patent. In connection with his resignation, Mr. Flegel entered into an agreement and release pursuant to which Mr. Flegel and members of his family sold 2,000,000 shares of Five Star common stock to National Patent at $0.60 per share. Concurrently, Mr. Flegel sold 200,000 shares of National Patent common stock (convertible into 1,200,000 shares of Five Star common stock) to National Patent at a price of $3.60 per share. At the time the agreement and release was negotiated, in the first ten days of March, Five Star common stock was trading at a high of $0.65 and a low of $0.50. The purchase price took into account the fact that the purchase of Mr. Flegel’s shares enabled National Patent to come closer to the number of shares permitting consolidation of Five Star’s results for tax purposes and that pursuant to the agreement and release Mr. Flegel agreed to keep information regarding National Patent and Five Star confidential and to a one-year non-compete agreement, and certain other restrictions.

Market Approach: Selected Public Companies Analysis

Burnham compared Five Star to selected public companies comparable to Five Star. Burnham considered the following market valuation parameters (or “multiples”): Enterprise Value to EBITDA, Enterprise Value to Revenue, Price to Net Income and Price to Book Value. Burnham generated a list of publicly traded companies that were potentially comparable to Five Star’s distribution operations of Abatix Corp., QEP Co. Inc., Interline Brands Inc. and Huttig Building Products Inc.

Burnham derived the following ranges of relevant valuation multiples from the market information and latest twelve month financials, as available, for these four companies and applied these multiples against the relevant Five Star financials for the latest available twelve months to derive a range of estimated enterprise valuations.

Multiple	Range of Multiples
Enterprise Value / EBITDA	4.5x to 6.8x
Enterprise Value / Revenue	0.1x to 0.7x
Price / Net Income	8.6x to 10.3x
Price / Book Value	0.5x to 1.4x

Burnham calculated an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. The broad enterprise valuation range occurs because several of the comparable companies operate on a significantly larger scale than Five Star. Companies with a revenue and EBITDA size most comparable to Five Star trade at the lower end of the multiple ranges. In addition, the top end of the valuation range is attributable to the Enterprise Value / Revenue multiple which was skewed by one selected public company. The exclusion of this multiple, which does not take into account a firm’s relative profitability when implying a value, would have generated a much narrower estimated enterprise valuation range of $16.5 million to $40.1 million. The enterprise value implied by the proposed transaction is $37.0 million.

Market Approach: Trading History

Burnham considered Five Star’s stock trading history for the last five years. Within that period, excluding trading dates where National Patent filings indicated that they had made significant open market purchases of Five Star common stock, over 68% of Five Star’s share trading volume for the last five years has been on days where the closing price was at or below the Offer Price.

Between June 25, 2003 and June 24, 2008, Five Star’s common stock traded at between $0.09 and $0.91 per share, with the high achieved on November 5, 2007. Over this five year period, the average daily value of shares traded was less than $5,000, with no shares trading on 460 of the 1,258 potential trading dates (excluding dates where National Patent announced significant open market purchases).

Based on a range defined by the upper and lower quartiles (a range encompassing 50% of all trading volume in Five Star’s shares over the past five years), Burnham calculated an estimated enterprise valuation range of $34.1 million to $37.9 million. The enterprise value implied by the proposed transaction is $37.0 million.

Market Approach: Transaction Premium Analysis

Burnham reviewed transactions completed over the last 36 months where the tendering acquirer already owned a majority interest in the acquired public company.

In the four transactions considered by Burnham, in all instances the percentage of the companies acquired was significantly higher than in the proposed transaction. The results are summarized below:

Multiple	Range of Premiums

One Day Premium	3.8% to 56.7%

One Month Premium	27.4% to 51.8%

Burnham applied the ranges for both time periods against the relevant closing prices for Five Star’s common stock then added net debt to derive a range of estimated enterprise valuations. Using the transaction premium analysis Burnham calculated an estimated enterprise valuation range of $35.5 million to $38.2 million. The enterprise value implied by the proposed transaction is $37.0 million.

Income Approach: Discounted Cash Flow Analysis

The Discounted Cash Flow Analysis (“DCF”) utilizes the company’s internal forecasts and projections regarding its future operations and the cash flows expected to be derived therefrom in order to determine its value. Five Star’s management prepared projections and provided them to Burnham for fiscal years 2008 to 2012. These projections were prepared by an employee of both Five Star and NPDC and because of this potential conflict Burnham gave them less weight when considering the estimated enterprise valuation range implied by this methodology when considering the fairness of the proposed transaction. Burnham accepted Five Star’s projections without independent verification. Burnham then calculated and applied an appropriate discount rate to the resulting cash flows. The discount rate was based on Five Star’s size, its industry characteristics, its capital structure and its unique risk profile. Burnham then calculated a terminal value using the Growth model, which capitalizes terminal cash flows, and applied an appropriate discount rate. Based on this methodology, Burnham calculated an estimated enterprise valuation range of $14.9 million to $21.5 million. The enterprise value implied by the proposed transaction is $37.0 million.

Valuation Summary

Burnham used the selected analyses above and arrived at a range of implied equity valuations for Five Star. Burnham derived an estimated enterprise valuation range of $13.6 million to $87.3 million for Five Star. Based on its relatively small size in comparison to the comparative distribution businesses, Five Star would not be expected to command a multiple at the high end of the range for distributors because the larger publicly traded distribution businesses carry a more diversified line of products and serve a broader geography and customer base than Five Star does, reducing their reliance on any one vendor or customer to generate their growth or to meet their projections. Burnham attributed the top end of the valuation range to the Enterprise Value / Revenue multiple. The exclusion of this multiple generates a much narrower estimated enterprise valuation range of $14.9 million to $40.1 million. The enterprise value implied by the proposed transaction is $37.0 million.

Key Consideration

Burnham considered National Patent’s ownership level in Five Star’s outstanding stock (82.3% assuming the conversion of the Extended JL Note) and the fact that Five Star would not be able to undertake any significant strategic initiatives without the support of National Patent. In addition, Five Star’s projections are contingent in part upon the successful execution of its facilities relocation plan which it is unlikely to quickly accomplish without the financial support of National Patent. Burnham also considered pressure due to the slowdown in the housing market in the home improvement space.

In preparing the opinion, Burnham assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed or analyzed by it in connection with the opinion without making, or assuming any responsibility for making, any independent verification of such information. With respect to the prospective financial information, Burnham assumed that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Five Star’s management as to expected future financial performance, including, without limitation, the character, quantity or timing of any anticipated benefits of the proposed transaction. Burnham assumed no responsibility for and expressed no view as to such prospective financial information or the estimates and assumptions on which they are based. Burnham noted that Five Star and National Patent employ Mr. Ira Sobotko as Principal Financial Officer, Principal Accounting Officer, Senior VP of Finance, Secretary and Treasurer. Burnham relied upon the assurances of management of Five Star that it is unaware of any facts that would make the historical or prospective financial and other information, including estimates of anticipated benefits of the proposed transaction, provided to Burnham incomplete or misleading. In addition, Burnham has not made, or assumed any responsibility for making, any independent evaluation or appraisal of the assets, including any intellectual property or intangible assets, or liabilities of Five Star. Burnham’s opinion is necessarily based on economic, market and other conditions as they exist and as they can be evaluated as of the date of the opinion. Subsequent developments may affect, and may in the future affect, Burnham’s opinion.

Availability of Report of Burnham Securities Inc.

A copy of the opinion and report of Burnham will be made available for inspection and copying at Five Star’s principal executive offices during its regular business hours by any interested Five Star stockholder or representative who has been so designated in writing. A copy of the opinion and report of Burnham will be transmitted by Five Star to any interested Five Star stockholder or representative who has been so designated in writing upon written request and at the expense of the requesting Five Star stockholder.

Reasons for the Recommendation

In evaluating the Tender Offer Agreement and the Offer and Merger contemplated by the Tender Offer Agreement, and in recommending that all public stockholders accept the Offer and approve and adopt the Tender Offer Agreement, Five Star’s Board of Directors consulted with its legal and financial advisors and considered a number of factors. In particular, the following considerations were discussed and evaluated:

•	The Special Committee has determined that it is fair and in the best interests of Five Star’s unaffiliated stockholders to enter into the Tender Offer Agreement and to consummate the Offer and the Merger.

•	The negotiated terms of the Tender Offer Agreement are reasonable and consistent with terms in similar transactions, including provisions relating to the timing of actions.

•	The Board and the Special Committee has received an opinion from Burnham that the per Share price to be received by the stockholders is fair to unaffiliated stockholders from a financial point of view.

•	The presentation of Burnham regarding its analysis of various valuation reference ranges.

•	The benefits and detriments (including cost) to Five Star and its stockholders in connection with the continuation of Five Star as a public company.

•	The fact that the public stockholders would have no continuing equity interest in Five Star following the proposed transaction and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if Five Star remained public.

•	The fact that the transaction would eliminate the risk to the public stockholders of any future decreases in the value of Five Star.

•	The capital costs and risks attendant to Five Star achieving its long range plans.

•	The relative size of Five Star as a public company and corresponding trading volume history and liquidity.

•	The assets, obligations, operations and earnings of Five Star and its subsidiaries taken as a whole.

•	The prospects of Five Star based on its current and historical performance, management’s projections and uncertainties regarding the industry in which Five Star operates.

•	The uncertainty of short-term and long-term economic conditions and political environment on Five Star and its products and services.

•	The Tender Offer Agreement contains a customary fiduciary out provision.

•	All of the terms and conditions of the Tender Offer Agreement taken as a whole.

•	Current and historical market prices of the common stock of Five Star.

•	The opportunity for the public stockholders to realize a substantial premium over the share prices immediately prior to the public announcement of the proposed transaction compared to the uncertainty of realizing an equivalent value in the future.

•	The procedural fairness of the proposed transaction including the ability of the Board to consider alternatives.

In the course of reaching its decision to recommend the approval of the Tender Offer Agreement, the Offer and the Merger, Five Star’s Board of Directors considered the analyses and the opinion of Burnham, as summarized above, and considered the others factors listed above. In addition, Five Star’s Board of Directors considered the structure and terms of the Tender Offer Agreement, the current market prices of Five Star’s common stock and the historical prices of Five Star’s common stock. In view of the variety of reasons and factors considered in connection with its evaluation of the Offer and the Merger, Five Star’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by them, or make a determination that any factor was of particular importance. Rather, Five Star’s Board of Directors made their determinations and recommendations based upon the totality of the information presented to them and considered.

(c) Intent to Tender.  To the extent known by Five Star after making reasonable inquiry, the only executive officers, directors or affiliates who intend to tender Shares in the Offer are John C. Belknap and Ira J. Sobotko, each of whom intends to make such tender, and if necessary, vote such Shares in favor of the approval of the Tender Offer Agreement. To the extent known by Five Star, no other executive officer, director or affiliate intends to tender

Shares in the Offer as no such executive officer, director or affiliate has any equity interest in Five Star (other than the equity securities subject to the Letter Agreements discussed in this Statement under Item 3—Past Contacts, Transactions, Negotiations and Agreement (“Material Agreements Between Five Star and National Patent and Their Respective Directors and Executive Officer”) and in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase).

ITEM 5.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The Special Committee formally retained Burnham to render an opinion as to the fairness, from a financial point of view, to the unaffiliated stockholders of Five Star of the consideration to be received by Five Star stockholders in the Offer and Merger. Information regarding the material terms of employment and compensation of Burnham can be found in this Statement Item 4—The Solicitation or Recommendation (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors”) and in The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

NPDV Acquisition Corp. has retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. NPDV Acquisition Corp. has also retained Computershare Trust Company, N.A. to act as Depositary. Information regarding the material terms of employment and compensation of MacKenzie Partners, Inc. and Computershare Trust Company, N.A. can be found in The Tender Offer—Section 11 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

During the past 60 days, neither Five Star, any executive officer, director or subsidiary of Five Star, nor any other affiliate of Five Star has effected a transaction in securities of Five Star except as follows:

On June 26, 2008, in connection with the Offer and Merger, Five Star and National Patent entered into letter agreements with Bruce Sherman, Ronald Kampner, Charles Dawson, Joseph Leven, and Ira J. Sobotko to cause the cancellation of certain outstanding stock options previously granted to each such person under Five Star’s 2007 Incentive Stock Plan in consideration for a cash payment. On that same date, also in connection with the Offer and Merger, Five Star and National Patent entered into a letter agreement with John C. Belknap pursuant to which certain unvested restricted stock held by Mr. Belknap will be forfeited by him in consideration for a cash payment. Information regarding these letter agreements can be found in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

On July 16, 2008 the Extended JL Note was transferred from JL Distributors to NPDV Acquisition Corp., pursuant to which NPDV Acquisition Corp. became the payee under the Extended JL Note; and on July 21, 2008 the Extended JL Note was converted by NPDV Acquisition Corp. into 7,000,000 shares of Five Star common stock. Information regarding the Extended JL Note can be found in Schedule C (“Terms of Specific Agreements”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(1)     Except as set forth in this Schedule 14D-9 and as described above in this Statement under Item 4—The Solicitation or Recommendation (“Reasons”), no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person. Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

As described under Special Factors—Section 8 (“The Tender Offer Agreement”) of the Offer to Purchase, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited transaction proposal. As described above in this Statement under Item 4—The Solicitation or Recommendation (“Reasons”), Five Star received an unsolicited indication of interest from a third party which the Special Committee determined did not constitute a Superior Proposal, as that term is defined in the Tender Offer Agreement.

(2)     Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Company’s Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Appraisal Rights.  Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has not tendered his Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his or her Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid from the date of the Merger. Information regarding appraisal rights can be found in The Tender Offer—Section 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and Schedule D (“Section 262 of the Delaware General Corporation Law”) in the Offer to Purchase, which is incorporated herein by reference.

Top-Up Option; Short Form Merger.  Subject to the terms and conditions of the Tender Offer Agreement, Five Star granted National Patent and NPDV Acquisition Corp. an irrevocable option (the “Top-Up Option”) to purchase, for the Offer Price (or such higher price per share paid in the Offer), a number of shares of Company Common Stock (the “Top-Up Option Shares”)

that, when added to the number of Shares owned by National Patent and NPDV Acquisition Corp. immediately prior to the time of exercise of the Top-Up Option, constitutes one share of Five Star Common Stock more than 90% of the number of shares of Five Star Common Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares up to a maximum of 6,157,423 Shares. By obtaining at least 90% of the outstanding Shares, National Patent, NPDV Acquisition Corp. and Five Star will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders in accordance with Section 253 of the DGCL. Information regarding the Top-Up Option and the Merger can be found in Special Factors—Section 8 (“The Tender Offer Agreement”).

Other Material Information.  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.      EXHIBITS

(a)(1)(i)	Offer to Purchase dated July 24, 2008 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(ii)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(vii)	Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(a)(5)(i)	Opinion and report of Burnham Securities, Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008.
(e)(i)	Tender Offer and Merger Agreement, dated June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(ii)	Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(iii)	Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(e)(iv)	Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(v)	Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(vi)	Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(vii)	Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(viii)	Amended and Restated Convertible Promissory Note, dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(ix)	Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).
(e)(x)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xi)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(xii)	Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xiii)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to National Patent’s Current Report on Form 8-K dated March 1, 2007 filed with the SEC on March 7, 2007).

(e)(xiv)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(xv)	Stock Option Agreement, dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(e)(xvi)	Stock Option Agreement, dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(e)(xvii)	Management Services Agreement, dated as of August 5, 1994, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).
(e)(xviii)	Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).
(e)(xix)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xx)	Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(e)(xxi)	Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA – FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA – NY and Alexa Danielle Sagel UTMA – NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(e)(xxii)	Employment Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xxiii)	Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE STAR PRODUCTS, INC.

Date: July 24, 2008	By: /s/ JOHN C. BELKNAP John C. Belknap President and Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated July 24, 2008 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(ii)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on July 24, 2008).
(a)(1)(vii)	Press release by National Patent Development Corporation and Five Star Products, Inc., dated June 26, 2008, announcing execution of the Tender Offer Agreement by National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(a)(5)(i)	Opinion and report of Burnham Securities, Inc. to Five Star’s Special Committee and Board of Directors, dated June 26, 2008.
(e)(i)	Tender Offer and Merger Agreement, dated June 26, 2008, among National Patent Development Corporation, NPDV Acquisition Corp. and Five Star Products, Inc. (incorporated herein by reference to Exhibit 2.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(ii)	Letter Agreement, dated June 26, 2008, among Bruce Sherman, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.1 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(iii)	Letter Agreement, dated June 26, 2008, among Ronald Kampner, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.2 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).

(e)(iv)	Letter Agreement, dated June 26, 2008, among Charles Dawson, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.3 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(v)	Letter Agreement, dated June 26, 2008, among Joseph Leven, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.4 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(vi)	Letter Agreement, dated June 26, 2008, among Ira Sobotko, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.5 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(vii)	Letter Agreement, dated June 26, 2008, among John C. Belknap, Five Star Products, Inc. and National Patent Development Corporation (incorporated herein by reference to Exhibit 10.6 to the Schedule TO-C filed by National Patent Development Corporation and NPDV Acquisition Corp. with the SEC on June 26, 2008).
(e)(viii)	Amended and Restated Convertible Promissory Note, dated June 30, 2005, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(ix)	Agreement of Subordination and Assignment, dated as of June 27, 2008, by JL Distributors, Inc., Five Star Group, Inc., Five Star Products, Inc. and Bank of America N.A. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on July 3, 2008).
(e)(x)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and JL Distributors, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xi)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and John C. Belknap (incorporated herein by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(xii)	Restricted Stock Agreement, dated March 2, 2007, between Five Star Products, Inc. and John C. Belknap (incorporated herein by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xiii)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and John Belknap (incorporated herein by reference to Exhibit 10.8 to National Patent’s Current Report on Form 8-K dated March 1, 2007 filed with the SEC on March 7, 2007).

(e)(xiv)	Non-Qualified Stock Option Agreement, dated March 1, 2007, between National Patent Development Corporation and Harvey P. Eisen (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by National Patent Development Corporation with the SEC on March 7, 2007).
(e)(xv)	Stock Option Agreement, dated as of July 30, 2007, between National Patent Development Corporation and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(e)(xvi)	Stock Option Agreement, dated as of July 17, 2007, between Five Star Products, Inc. and Ira J. Sobotko (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed by National Patent Development Corporation with the SEC on November 14, 2007).
(e)(xvii)	Management Services Agreement, dated as of August 5, 1994, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.2 of the Form S-1 filed by Five Star Products, Inc. on July 22, 1994, Registration Statement No. 33-78252).
(e)(xviii)	Tax Sharing Agreement, dated as of February 1, 2004, between GP Strategies Corporation and Five Star Products, Inc. (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K for the year ended December 31, 2003 filed by Five Star Products, Inc. on April 2, 2004).
(e)(xix)	Registration Rights Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xx)	Agreement and Release, dated March 25, 2008, by and among S. Leslie Flegel, National Patent Development Corporation and Five Star Products, Inc. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(e)(xxi)	Sale Agreement, dated March 25, 2008, by and among National Patent Development Corporation, Five Star Products, Inc., Jason Flegel, Carole Flegel, Dylan Zachary Flegel UTMA – FL, Brooke Flegel UTMA – FL, Mark Flegel, Darryl Sagel, Lauren Sagel, Graham Spencer Sagel UTMA – NY and Alexa Danielle Sagel UTMA – NY (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 27, 2008).
(e)(xxii)	Employment Agreement, dated as of March 2, 2007, between Five Star Products, Inc. and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(e)(xxiii)	Purchase Agreement, dated as of March 2, 2007, between National Patent Development Corporation and S. Leslie Flegel (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Five Star Products, Inc. with the SEC on March 7, 2007).
(g)	None.